UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Termination of Sales Agreement

On January 6, 2023, VectivBio Holding AG (the “Company”) notified SVB Securities LLC (“SVB Securities”) of its decision to terminate the Sales Agreement, dated as of May 4, 2022, between the Company and SVB Securities (the “Sales Agreement”), effective as of January 16, 2023 (the “Termination Date”). The Sales Agreement provided for the offer and sale of the Company’s ordinary shares with a nominal value of CHF 0.05 per share (the “Ordinary Shares”), from time to time through SVB Securities as its sales agent, subject to the maximum aggregate dollar amount registered pursuant to the applicable prospectus supplement (the “ATM Prospectus”). Sales of Ordinary Shares through SVB Securities were to be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, block transactions and sales made directly on the Nasdaq Global Market or sales made on or through any other existing trading market for the Ordinary Shares. As previously disclosed on October 13, 2022, the Company suspended the ATM Prospectus on October 12, 2022. As of January 10, 2023, the Company had not issued and sold any Ordinary Shares under the Sales Agreement.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which was filed as Exhibit 1.2 to the Company’s Registration Statement on Form F-3 (333-264653), which was originally filed with the Securities and Exchange Commission on May 4, 2022.

Incorporation by Reference

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K into the Company’s registration statements on Form S-8 (File No. 333-255524) and Form F-3 (File Nos. 333-264653 and 333-265546) (including any prospectuses forming a part of such registration statements) and deems them to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

January 10, 2023	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer